United States securities and exchange commission logo





                              May 12, 2022

       Brian T. Moynihan
       Chief Executive Officer
       Bank of America Corporation
       100 N. Tryon Street
       Charlotte, NC 28255

                                                        Re: Bank of America
Corp /DE/
                                                            Form 10-K for the
fiscal period ending December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-06523

       Dear Mr. Moynihan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                         After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal period ending December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Highlights
       Income Tax Expense, page 29

   1. Please tell us, and revise future filings, to disclose in greater detail the nature of each significant reconciling
item per the guidance in ASC 740-10-50-12, including the $3.8 billion affordable
housing/energy/other credit and the $2.1 billion tax law changes credit in 2021.

                                                        Specifically, and for
each significant reconciling item, please consider the following:
                                                            How and when these
items were originated;
                                                            Significant changes
to these items from period-to-period and the reasons why;
                                                            Any unique features
of each noted material reconciling item; and
                                                            Also, please
disaggregate by county/subsector to the extent necessary.
 Brian T. Moynihan
Bank of America Corporation
May 12, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Dave Irving at 202-551-3321 if you
have questions.



FirstName LastNameBrian T. Moynihan                       Sincerely,
Comapany NameBank of America Corporation
                                                          Division of
Corporation Finance
May 12, 2022 Page 2                                       Office of Finance
FirstName LastName